UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
GSI Technology, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
36241U106
(CUSIP Number)
January 20, 2023
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 36241U106

1	NAME OF REPORTING PERSON Roumell Asset Management, LLC ("RAM") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-2415132
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
1,715,989 (These shares are deemed to be owned beneficially by Roumell Asset Management, LLC solely as a result of its discretionary power over such shares as investment adviser to the Roumell Opportunistic Value Fund (the "Fund").)

	6	SHARED VOTING POWER 0
7
SOLE DISPOSITIVE POWER
1,715,989 (These shares are deemed to be owned beneficially by Roumell Asset Management, LLC solely as a result of its discretionary power over such shares as investment adviser to the Roumell Opportunistic Value Fund (the "Fund").)

	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,715,989
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7% (The denominator is based on the 24,553,753 shares of common stock outstanding as of October 31, 2022, as stated on the facing page of the Form 10-Q for the quarter ended September 30, 2022 (the Form 10-Q) filed by Issuer.)

12	TYPE OF REPORTING PERSON IA

CUSIP No.: 36241U106

1	NAME OF REPORTING PERSON James C. Roumell ("Roumell") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
1,724,389 (Includes 1,715,989 shares of common stock held by the Fund and 8,400 shares of common stock owned directly by Roumell. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial owner of the shares beneficially owned by the Fund.)

	6	SHARED VOTING POWER 0
7
SOLE DISPOSITIVE POWER
1,724,389 (Includes 1,715,989 shares of common stock held by the Fund and 8,400 shares of common stock owned directly by Roumell. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial owner of the shares beneficially owned by the Fund.)

	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,724,389
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7% (The denominator is based on the 24,553,753 shares of common stock outstanding as of October 31, 2022, as stated on the facing page of the Form 10-Q for the quarter ended September 30, 2022 (the Form 10-Q) filed by Issuer.)

12	TYPE OF REPORTING PERSON IN

CUSIP No.: 36241U106
ITEM 1(a).	NAME OF ISSUER: GSI Technology, Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 1213 Elko Drive Sunnyvale, CA 94089
ITEM 2(a).	NAME OF PERSON FILING: Roumell Asset Management, LLC ("RAM") James C. Roumell ("Roumell")
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 2 Wisconsin Circle, Suite 700 Chevy Chase, MD 20815
ITEM 2(c).	CITIZENSHIP: Maryland USA
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock, $0.001 par value
ITEM 2(e).	CUSIP NUMBER: 36241U106
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [X]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:
See Items 5-11 on the cover sheets of this Schedule 13G.
(b) Percent of class:
7% (The denominator is based on the 24,553,753 shares of common stock outstanding as of October 31, 2022, as stated on the facing page of the Form 10-Q for the quarter ended October 30, 2022 (the Form 10-Q) filed by Issuer.)
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
Roumell Asset Management, LLC ("RAM") : 1,715,989 (These shares are deemed to be owned beneficially by Roumell Asset Management, LLC solely as a result of its discretionary power over such shares as investment adviser to the Roumell Opportunistic Value Fund (the "Fund").)

James C. Roumell ("Roumell") :
1,724,389 (Includes 1,715,989 shares of common stock held by the Fund and 8,400 shares of common stock owned directly by Roumell. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial owner of the shares beneficially owned by the Fund.)
(ii) shared power to vote or to direct the vote:
Roumell Asset Management, LLC ("RAM") : 0 James C. Roumell ("Roumell") : 0
(iii) sole power to dispose or direct the disposition of:
Roumell Asset Management, LLC ("RAM") : 1,715,989 (These shares are deemed to be owned beneficially by Roumell Asset Management, LLC solely as a result of its discretionary power over such shares as investment adviser to the Roumell Opportunistic Value Fund (the "Fund").)

James C. Roumell ("Roumell") :
1,724,389 (Includes 1,715,989 shares of common stock held by the Fund and 8,400 shares of common stock owned directly by Roumell. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial owner of the shares beneficially owned by the Fund.)
(iv) shared power to dispose or to direct the disposition of:
Roumell Asset Management, LLC ("RAM") : 0 James C. Roumell ("Roumell") : 0
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
RAM is the investment adviser to the Fund. As investment adviser, RAM has investment and voting control over the shares held by the Fund and, therefore, it is the deemed beneficial owner of shares held by the Fund.

Roumell is President of RAM and beneficially owns a controlling percentage of its outstanding voting securities. Roumell is joining in this Schedule 13G because, as a result of his position with and ownership of securities of RAM, Roumell could be deemed to have voting and/or investment power with respect to the shares beneficially owned by RAM. Roumell disclaims any deemed beneficial ownership in securities held by RAM, except to the extent of his pecuniary interest therein.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not applicable.
ITEM 10.	CERTIFICATION:
By signing below, the undersigned (i) certify that, to the best of their knowledge and belief, the securities referred to above are held in the ordinary course of business and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and are not held in connection with or as a participant in any transaction having that purpose or effect and (ii) hereby declare and affirm that the filing of this Schedule 13G shall not be construed as an admission that either of the reporting persons is the beneficial owner of the securities reported herein, which beneficial ownership is hereby expressly disclaimed, except to the extent of their respective pecuniary interest therein.

CUSIP No.: 36241U106
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 20 2023	Roumell Asset Management, LLC By: /s/ James C. Roumell Name: James C. Roumell Title: President
January 20 2023	James C. Roumell By: /s/ James C. Roumell Name: James C. Roumell Title:
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 36241U106
Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them this Schedule 13G (including further amendments thereto) with respect to the common stock of the Issuer, and that this Joint Filing Agreement be included as an exhibit to such joint filing.

This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 20th day of January 2023.

Roumell Asset Management, LLC
By: /s/ James C. Roumell
James C. Roumell, President

By: /s/ James C. Roumell
James C. Roumell